EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE MKT:ASM
TSX-V:ASM
FSE:GV6

T 604.682.3701 - Suite 900, 570 Granville Street Vancouver, BC V6C 3P1 F 604.682.3600 - www.bralorne.com – ir@bralorne.com

TSX-V:BPM
OTCQX:BPMSF
BERLIN/FRANKFURT:GV7/WKN A0B75M

June 30, 2014

Avino Silver & Gold Mines Ltd. to Acquire Bralorne Gold Mines Ltd.

Vancouver, BC – June 30, 2014 -- Avino Silver & Gold Mines Ltd. (“Avino”) (NYSE MKT:ASM, TSX-V:ASM) and Bralorne Gold Mines Ltd. (“Bralorne”) (TSX-V:BPM) are pleased to announce that they have entered into a letter of intent (the "LOI") pursuant to which it is contemplated that Avino will acquire all of the outstanding common shares of Bralorne which Avino does not already own by way of a plan of arrangement (the “Transaction”). Upon completion of the Transaction, it is anticipated that approximately 2,636,857 common shares of Avino will be issued to former Bralorne shareholders to acquire Bralorne which holds an undivided 100% legal and beneficial interest in the operating Bralorne gold mine in British Columbia.

David Wolfin, Avino President and CEO, stated, “Avino intends to make the Bralorne gold mine our second production center in North America. Our team has a good technical understanding and knowledge base of the Bralorne gold mine and we see an opportunity to finance the expansion of this mine and substantially increase its production profile over time. By utilizing Avino's balance sheet and access to capital along with the strengths of the combined Avino and Bralorne operational teams, I believe that we can create value for both Avino and Bralorne shareholders by realizing the full potential of this quality asset. Avino has a strong track record of financing production growth at our flagship Avino mine in Mexico to create shareholder value as demonstrated by our strong financial performance thus far in 2014 and I look forward to working with the Bralorne team and continuing this type of success."

William Kocken, Bralorne President and CEO, stated, “Since mid-2011, funding junior resource companies has been a very challenging task. The current market valuation of Bralorne required Bralorne's Board of Directors to evaluate various financing opportunities in the best interests of our shareholders. This transaction with Avino allows for our project to advance. Importantly, it also offers Bralorne shareholders an attractive premium, minimizes near-term going concern risk by providing an immediate cash injection and protects our shareholders from a financing which, if available at all, would be highly dilutive and in the Board’s view punitive to Bralorne shareholders. Avino is a recognized, profitable precious metals producer with a management team that has an established record of accretively financing the expansion of producing mines in North America and we look forward to working with them."

Summary Terms of the LOI

Under the terms of the LOI, the Transaction will be effected by a plan of arrangement under the Business Corporations Act (British Columbia) whereby Avino will acquire from the shareholders of Bralorne, 100% of the outstanding common shares of Bralorne which Avino does not already own in exchange for common shares of Avino, and Bralorne will as a result become a wholly-owned subsidiary of Avino. Previously Avino agreed to purchase 9,500,000 common shares of Bralorne from a third party and following the closing of this purchase, Avino will own 9,679,149 common shares of Bralorne representing approximately 34% of Bralorne's outstanding common shares. The proposed Transaction structure remains to be finalized by the parties pursuant to the LOI.

Avino will issue to each shareholder of Bralorne 0.14 of a common share in the capital of Avino in exchange for each Bralorne common share held by such shareholder (the “Share Exchange Ratio”). The Share Exchange Ratio represents a 25.2% offer premium to Bralorne shareholders based on the closing prices of Avino and Bralorne on the TSX Venture Exchange as of June 27, 2014. No fractional shares of Avino will be issued, and fractions will be rounded down to the nearest lower whole share. Based on the 28,513,844 common shares of Bralorne outstanding on the date hereof, Bralorne shareholders (not including Avino) would receive approximately 2,636,857 common shares of Avino under the Transaction, representing approximately 7.6% of Avino's outstanding shares on completion of the Transaction (based on Avino's 32,241,760 outstanding common shares on the date hereof). It will be a condition to the Transaction that all stock options of Bralorne are exercised or terminated prior to the effective time of the plan of arrangement.

The LOI also provides, subject to the acceptance of the TSX Venture Exchange, for Avino to advance a bridge loan to Bralorne of up to CAD$1.25 million, consisting of an initial advance of $500,000 immediately, and the balance of $750,000 upon the execution of a definitive agreement and any related support agreements. All advances will bear interest at 12% per annum payable on maturity, and will mature on the earlier of the closing of the Transaction and September 30, 2014. The principal amount and any accrued interest will be secured by a general security interest against all of the assets of Bralorne.

The LOI provides for customary deal protection mechanisms, including non-solicitation and right to match, in favour of Avino. Until August 8, 2014, Bralorne and Avino will negotiate exclusively with one another and work together to finalize definitive agreements as soon as reasonably possible and Bralorne will not issue any debt, equity or equity like securities without the prior written consent of Avino.

Closing Conditions

The closing of the Transaction will be subject to completion of several conditions, including:

•	completion of due diligence satisfactory to each party by August 8, 2014;
•	execution of a formal definitive agreement based on the terms of the LOI and containing other customary terms for a transaction of this nature by August 8, 2014;
•	the Transaction and plan of arrangement will be subject to approval by the shareholders of Bralorne at an annual and special meeting of shareholders; and
•
receipt of all necessary approvals to the Transaction, including from the TSX Venture Exchange, and the approval of the Supreme Court of British Columbia after a hearing upon the fairness of the Transaction.

No assurance can be given at this time that the proposed Transaction will be completed, that the conditions to closing will be satisfied or that the terms of the Transaction will not change materially from those described in this news release.

Appointment of Special Committees

The board of directors of each of Avino and Bralorne has appointed an independent special committee to review, negotiate and recommend for approval (if appropriate) the proposed Transaction to their respective boards of directors. Avino and Bralorne have two directors in common, David Wolfin and Gary Robertson. Jasman Yee, a director of Avino has performed consulting services for Bralorne in the past. David Wolfin is also a director and officer of Oniva International Services Corp., a private resource management company which provides administrative and other services and facilities to Avino and Bralorne, among other companies. The special committee of Bralorne is comprised of Patrick Kinsella and William Glasier, and the special committee of Avino is comprised of Andrew Kaplan and Michael Baybak. The Transaction is considered to be a "related party transaction" or "business combination" under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, invoking the requirement for approval of the Transaction by a majority of the minority shareholders of Bralorne at the Bralorne Meeting.

Cantor Fitzgerald Canada Corporation is acting as financial advisor to Avino in connection with the Transaction.

Bralorne

Bralorne is a Canadian junior mining and exploration company, whose current project is a 100% interest in the Bralorne Gold Mine, BC. The Bralorne mining camp has a history of past production of 4 million ounces of gold from three mines (Bralorne, Pioneer and King) that fed two mills with a combined capacity of 875 tons per day with gold grades that averaged half an ounce per ton until 1971. Historically, the focus was on mining high grade material delineated by driving drifts on the veins at successively lower levels in the mines. Minimal exploration work was conducted beyond the known veins, and the areas between the historical mines were left undeveloped. Under Bralorne’s management, new mill facilities have been developed, permitted, and are fully operational, and new discoveries have been made within the gap areas between the old mines, using geochemical surveys followed by diamond drilling. On November 21, 2012, Bralorne filed on SEDAR a preliminary economic assessment report on the Bralorne Mine property prepared by Beacon Hill Consultants (1988) Ltd., which reported as at August 31, 2012 measured and indicated mineral resources of 170,583 tons grading 0.266 oz gold/ton, and inferred mineral resources of 272,089 tons grading 0.256 oz gold/ton (mineral resources are not mineral reserves and do not have demonstrated economic viability).

In 2011, Bralorne began limited production at 100 tons per day and has sustained the operation since that time. Despite the limited production, the mine property is still considered in the exploration and evaluation stage. During fiscal year 2013, Bralorne produced an estimated 3,842 ounces of gold.

For more information, please feel free to visit Bralorne’s website at: www.bralorne.com.

Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

The securities of Avino referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. Accordingly, to the extent required, it is anticipated that the Transaction will be effected in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. This news release does not constitute an offer of securities, nor a solicitation for offers to buy any securities.

On Behalf of Avino’s Board	On Behalf of Bralorne’s Board

“Malcolm Davidson”	“William Kocken”

Malcolm Davidson, CA Chief Financial Officer	William Kocken Chief Executive Officer

Safe Harbor Statement - This news release may contain "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.